OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response	3235-0167 December 31, 2014 1.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-55258

Stockbridge/SBE Investment Company, LLC

(Exact name of registrant as specified in its charter)

2535 Las Vegas Boulevard South, Las Vegas, Nevada 89109, (415) 658-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Membership Interests

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Stockbridge/SBE Investment Company, LLC (the “Registrant”) hereby requests immediate withdrawal of its prior voluntary request to terminate the registration of its Class A Membership Interests (the “securities”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which was filed on Form 15 with the Securities and Exchange Commission (the “Commission”) on November 14, 2014 (the “Form 15”).

The Registrant voluntarily registered its securities pursuant to Section 12(g) of the Exchange Act on Form 10 (File No. 01-36444) which was filed on May 17, 2014, with a post-effective amendment filed on July 31, 2014 (collectively, the “Form 10”). After further consideration, the Registrant has determined that for certain regulatory reasons it is advisable to retain the Form 10 registration of its securities and remain a voluntary reporting company. Therefore, the Registrant is withdrawing the Form 15 that it previously filed.

Pursuant to the requirements of the Exchange Act, Stockbridge/SBE Investment Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	12/1/2014	By:	/s/ Gabriel Frumusanu

Gabriel Frumusanu

Vice President of Finance

(Principal Financial Officer)

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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